May 12, 2010

VIA EDGAR

Kevin Dougherty
U.S. Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 4628
Washington, DC 20549-4628

Re:	China-Biotics, Inc. Post-Effective Amendment No. 2 to Registration Statement on Form S-1 Filed April 15, 2010 File No. 333-149685

Dear Mr. Dougherty:

Pursuant to Rule 461 under the Securities Act of 1933, China-Biotics, Inc. (the “Company”) hereby requests that the effectiveness of the above-captioned Registration Statement be accelerated to May 14, 2010, at 2:30 p.m., Washington, D.C. time, or as soon thereafter as practicable.

The Company hereby acknowledges that:

1.	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	The Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information, please call Eric Simonson at K&L Gates LLP, the Company's outside counsel, at (206) 370-7580.

Very truly yours, /s/ Song Jinan Song Jinan Chief Executive Officer

cc:           K&L Gates LLP